Exhibit 99.1
Caesarstone Reports Third Quarter 2021 Financial Results

– Record Third Quarter Revenue of $163.3 Million, Up 31.8% Over Prior Year Quarter –
– Net Income of $5.9 Million, or $0.17 Per Share –
– Adjusted Net Income of $6.8 Million, or $0.20 Per Share –
– Adjusted EBITDA of $17.7 Million –
– Strong Cash Position(*) of $91.5 Million at Quarter End –
– Declares Dividend of $0.10 per share –
- Published Inaugural Global ESG Report in October –
– Reiterates Outlook for 2021 Revenue and Adjusted EBITDA Growth –

MP MENASHE, Israel – November 3, 2021 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its third quarter ended September 30, 2021.

Yuval Dagim, Caesarstone’s Chief Executive Officer commented, “I am encouraged to report third quarter results that were in-line with our expectations as we further executed towards the goals set out in our Global Growth Acceleration Plan. To that extent, we were very pleased to rollout our innovative digital CS Connect platform nationally across the U.S., which has received positive feedback and represents a critical milestone in our efforts to transform the way we communicate with our customers and consumers. Additionally, the integrations of our Omicron and Lioli acquisitions continue to drive positive momentum in our results, helping us to achieve record third quarter revenue of $163.3 million. We were also excited to publish our inaugural ESG report in October, which provides Caesarstone with a prudent framework to help create a more sustainable future for all. Overall, we are happy with the progress in our business as we continue to address the cost environment with additional announced price increases and execute on our previously communicated initiatives to drive long-term value for all of our stakeholders.”

(*) Cash position is defined as cash and cash equivalents and short-term bank deposits and long and short-term investment in marketable securities less debt from financial institutions.

Third Quarter 2021 Results

Revenue in the third quarter of 2021 grew 31.8% to a third quarter record of $163.3 million compared to $123.9 million in the prior year quarter. On a constant currency basis, third quarter revenue was higher by 29.2% year-over-year. Sales growth was primarily driven by improved demand across the majority of our global footprint in addition to the contribution of our recent acquisitions.

Gross margin in the third quarter declined to 26.2% compared to 31.4% in the prior year quarter. Adjusted gross margin in the third quarter was 26.3% compared to 31.4% in the prior year quarter. The year-over-year difference in gross margin mainly reflects higher raw material prices, particularly polyester, and shipping price increases which were partially offset by favorable product mix, selling price increases and more favorable exchange rates.

Operating expenses in the third quarter were $33.9 million, or 20.7% of revenue, compared to $23.8 million, or 19.2% of revenue in the prior year quarter. Excluding legal settlements and loss contingencies, operating expenses were 21.0% of revenue, compared to 18.8% in the prior year quarter, mainly due to a return to normalized levels of marketing and selling expenses and investments related to initiatives under the Company’s Global Growth Acceleration Plan.

Operating income was $8.9 million compared to operating income of $15.0 million in the prior year quarter. The year-over-year decline mainly reflects higher operating expenses.

Adjusted EBITDA, which excludes expenses for non-cash share-based compensation, legal settlements and loss contingencies and for non-recurring items, was $17.7 million in the third quarter, representing a margin of 10.8%. This compares to adjusted EBITDA of $23.7 million, representing a margin of 19.1%, in the prior year quarter. The year-over-year margin decline primarily reflects the lower operating income.

Finance expense in the third quarter was $2.4 million compared to finance income of $0.1 million in the prior year quarter. The increase was mainly related to exchange rate fluctuations, higher credit card fees due to higher volume as well as interest related to bank loan.

Net Income attributable to controlling interest for the third quarter was $5.9 million compared to net income of $12.8 million in the prior year quarter. Net income per share for the third quarter was $0.17 compared to net income per share of $0.37 in the prior year quarter. Adjusted diluted net income per share for the third quarter was $0.20 on 34.6 million shares, compared to adjusted diluted net income per share of $0.41 in the prior year quarter on 34.5 million shares.

Balance Sheet & Liquidity

As of September 30, 2021, the Company’s balance sheet remained strong, including cash, cash equivalents and short-term bank deposits and short and long-term marketable securities of $104.7 million and total debt to financial institutions of $13.2 million.

Dividend

The Company’s dividend policy provides for a quarterly cash dividend of up to 50% of reported net income on a year-to-date basis, less any amount already paid as dividend for the respective period (the “calculated dividend”), subject in each case to approval by the Company’s board of directors.  No dividend is paid if it would be less than $0.10 per share. In accordance with the Company’s dividend policy, the board of directors declared a cash dividend of $0.10 per share for the third quarter and the nine months ended September 30, 2021. The dividend will be paid on November 30, 2021 to shareholders of record as of November 17, 2021. The dividend payment is subject to withholding tax of 20%.

Outlook

Based on year-to-date progress, the Company reiterates its expectation for 2021 revenue and Adjusted EBITDA to be higher year-over-year. The Company anticipates revenue to grow faster than EBITDA in 2021 mainly due to higher raw material and shipping costs, coupled with a return to more normalized levels of sales and marketing expenses and other investments to support growth initiatives. The Company’s outlook includes the investment costs associated with its Global Growth Acceleration Plan.

Webcast and Conference Call Details

The Company will host a live webcast and conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. The live webcast of the call can be accessed at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible by dialing 1-877-407-4018 (domestic) or +1-201-689-8471 (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone Third Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 (domestic) or +1-412-317-6671 (international) and enter pass code 13724274. The replay will be available beginning at 11:30 a.m. ET on Wednesday, November 3, 2021 and will last through 11:59 p.m. ET on Wednesday, November 10, 2021.

About Caesarstone

Caesarstone is a concept and lifestyle-driven company with a customer-centered approach to designing, developing, and producing high-end engineered stone countertops, used in residential and commercial buildings. Our products offer superior aesthetic appeal and perfected functionality through a distinct variety of colors, styles, textures, and finishes used in diverse countertop applications, marked by inherent longevity. Strong commitment to service has fostered growing customer loyalty in over 50 countries where the Caesarstone product collections are available: Classico, Supernatural, Metropolitan and Outdoor. For more information please visit our website: www.caesarstone.com.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income (loss) to adjusted net income (loss) and net income (loss) to Adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as ”goals," “intend,” “seek,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include statements regarding the Company’s sustainability goals and plans, intentions, expectations, assumptions, goals and beliefs regarding the Company’s business and sustainability vision. These forward-looking statements also may relate to the Company's plans, objectives and expectations for future operations, including estimations relating to the impact of the COVID-19 pandemic and mitigation measures in connection thereto, and expectations of the results of the Company’s business optimization initiatives. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, both known or unknown. These factors include, but are not limited to: the impact of the COVID-19 pandemic on end-consumers, the global economy and the Company’s business and results of operations; raw material shortages and prices and effects of challenges in global shipping; the ability of the company to realign aspects of its business based on the business optimization initiatives, the strength of the home renovation and construction sectors; intense competitive pressures; the extent of the Company’s ability to meet its ESG goals and targets, including the extent of the Company’s ability to maintain a healthy and safe environment for the Company’s employees; management of GHG and silica emissions; the degree of the Company’s ability to develop, produce and deliver high quality and safe products; the Company’s ability to effectively manage changes in its production and supply chain; the extent of the Company’s ability to build-out and expand into certain markets; the Company’s ability to effective manage its relationship with suppliers; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with exposure to silica dust; efficiently manufacturing our products and managing changes in production and supply chain; economic conditions within any of our key existing markets; changes in raw material prices; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the unpredictability of seasonal fluctuations in revenues; disturbances to the Company’s operations or the operations of its suppliers, distributors, customers or other third parties and other factors, risks and uncertainties discussed under the sections "Risk Factors" and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2021, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Investor Relations:
ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 200-8870

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	September 30, 2021	December 31, 2020
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$85,050	$114,248
Short-term available for sale marketable securities	12,811	8,112
Trade receivables, net	84,639	84,822
Other accounts receivable and prepaid expenses	39,325	26,481
Inventories	175,400	152,073

Total current assets	397,225	385,736

LONG-TERM ASSETS:

Severance pay fund	4,060	4,007
Long-term deposits	3,852	3,837
Deferred tax assets, net	8,428	8,359
Other long-term receivables	428	1,675
Operating lease right-of-use assets	141,935	123,928
Long-term available for sale marketable securities	6,811	10,926
Property, plant and equipment, net	223,286	222,883
Goodwill and intangible assets, net	56,420	59,570

Total long-term assets	445,220	435,185

Total assets	$842,445	$820,921

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$13,197	$13,122
Trade payables	68,360	55,063
Related parties and other loans	2,255	2,221
Short term legal settlements and loss contingencies	21,003	31,039
Accrued expenses and other liabilities	57,939	55,570

Total current liabilities	162,754	157,015

LONG-TERM LIABILITIES:

Long-term bank and other loans and financing liability of land from a related party	6,341	20,706
Legal settlements and loss contingencies long-term	23,122	21,910
Deferred tax liabilities, net	5,752	6,943
Long-term lease liabilities	129,788	112,719
Accrued severance pay	5,418	5,303
Long-term warranty provision	1,266	1,274

Total long-term liabilities	171,687	168,855

REDEEMABLE NON-CONTROLLING INTEREST	7,106	7,701

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	161,471	160,083
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive loss	(1,046)	1,083
Retained earnings	385,119	370,830

Total equity	500,898	487,350

Total liabilities and equity	$842,445	$820,921

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income

	Three months ended Septemebr 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2021	2020	2021	2020
	(Unaudited)		(Unaudited)

Revenues	$163,341	$123,922	$472,835	$349,516
Cost of revenues	120,607	85,068	341,015	254,089

Gross profit	42,734	38,854	131,820	95,427

Operating expenses:
Research and development	820	930	3,039	2,473
Marketing and selling	21,261	14,231	63,131	44,295
General and administrative	12,162	8,194	37,099	29,302
Legal settlements and loss contingencies, net	(385)	452	4,464	4,927

Total operating expenses	33,858	23,807	107,733	80,997

Operating income	8,876	15,047	24,087	14,430
Finance expenses (income), net	2,403	(52)	165	1,586

Income before taxes	6,473	15,099	23,922	12,844
Taxes on income	603	2,292	2,730	3,241

Net income	$5,870	$12,807	$21,192	$9,603

Net loss attributable to non-controlling interest	78	-	651	-

Net income attributable to controlling interest	$5,948	$12,807	$21,843	$9,603
Basic net income per ordinary share (*)	$0.17	$0.37	$0.62	$0.28
Diluted net income per ordinary share (*)	$0.17	$0.37	$0.62	$0.28
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,463,460	34,422,128	34,472,016	34,411,480
Weighted average number of ordinary shares used in computing diluted income per ordinary share	34,529,130	34,453,647	34,558,509	34,455,129

(*) The numerator for the calculation of net income per share for the three and nine months ended September 30, 2021 has been decreased by approximately $0.1 and $0.3 million, respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Nine months ended September 30,
U.S. dollars in thousands	2021	2020
	(Unaudited)
Cash flows from operating activities:

Net income	$21,192	$9,603
Adjustments required to reconcile net income(loss) to net cash provided by operating activities:
Depreciation and amortization	26,491	21,160
Share-based compensation expense	1,387	2,335
Accrued severance pay, net	70	16
Changes in deferred tax, net	(1,587)	(46)
Capital (gain) loss	(3)	342
Legal settlemnets and loss contingencies, net	4,464	4,927
Decrease (increase) in trade receivables	(1,139)	9,155
Decrease (increase) in other accounts receivable and prepaid expenses	(12,349)	3,740
Increase in inventories	(24,880)	(4,375)
Increase (decrease) in trade payables	13,843	(15,263)
Increase (decrease) in warranty provision	8	(342)
Changes in right of use assets	(18,863)	(5,245)
Changes in lease liabilities	19,128	5,761
Amortization of premium and accretion of discount on marketable securities, net	304	69
Changes in Accrued interest related to Marketable Securities	25	(87)
Increase (decrease) in accrued expenses and other liabilities including related parties	(6,646)	1,535

Net cash provided by operating activities	21,445	33,285

Cash flows from investing activities:

Repayment of assumed shareholders loan related to acquisition	(1,966)	-
Repayment of contingent consideration related to acquisition	(1,780)
Purchase of property, plant and equipment	(26,024)	(15,544)
Proceeds from sale of property, plant and equipment	7	7
Investment in marketable securities, net	(927)	(19,728)
Increase in long term deposits	(150)	(407)

Net cash used in investing activities	(30,840)	(35,672)

Cash flows from financing activities:

Dividend paid	(7,234)	-
Changes in short-term bank credits and long-term loans	(11,096)	(459)
Repayment of a financing leaseback related to Bar-Lev transaction	(981)	(924)

Net cash used in financing activities	(19,311)	(1,383)

Effect of exchange rate differences on cash and cash equivalents	(492)	373

Decrease in cash and cash equivalents and short-term bank deposits	(29,198)	(3,397)
Cash and cash equivalents and short-term bank deposits at beginning of the period	114,248	139,372

Cash and cash equivalents and short-term bank deposits at end of the period	$85,050	$135,975

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(737)	(438)

Caesarstone Ltd. and its subsidiaries

	Three months ended Septemebr 30,		Nine months ended September 30,
U.S. dollars in thousands	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$42,734	$38,854	$131,820	$95,427
Share-based compensation expense (a)	72	100	214	353
Amortization of assets related to acquisitions	79	-	773	-
Adjusted Gross profit (Non-GAAP)	$42,885	$38,954	$132,807	$95,780

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended Septemebr 30,		Nine months ended September 30,
U.S. dollars in thousands	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$5,870	$12,807	$21,192	$9,603
Finance expenses (income), net	2,403	(52)	165	1,586
Taxes on income	603	2,292	2,730	3,241
Depreciation and amortization related to acquisitions	8,802	7,058	26,491	21,160
Legal settlements and loss contingencies, net (a)	(385)	452	4,464	4,927
Contingent consideration adjustment related to acquisition	-	-	284	-
Acquisition and integration related expenses	-	477	-	477
Share-based compensation expense (b)	391	628	1,387	2,335

Adjusted EBITDA (Non-GAAP)	$17,684	$23,662	$56,713	$43,329

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims, including related legal fees.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended Septemebr 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$5,948	$12,807	$21,843	$9,603
Legal settlements and loss contingencies, net (a)	(385)	452	4,464	4,927
Contingent consideration adjustment related to acquisition	-	-	284	-
Amortization of assets related to acquisitions, net of tax	502	-	1,889	-
M&A related expenses	-	477	-	477
Share-based compensation expense (b)	391	628	1,387	2,335
Non cash revaluation of lease liabilities (c)	430	227	(543)	12
Total adjustments	938	1,784	7,481	7,751
Less tax on non-tax adjustments (d)	56	481	854	2,090
Total adjustments after tax	882	1,303	6,628	5,661

Adjusted net income attributable to controlling interest (Non-GAAP)	$6,830	$14,110	$28,471	$15,264
Adjusted diluted EPS (e)	$0.20	$0.41	$0.82	$0.44

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims, including related legal fees.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accoradance with FASB ASC 842.
(d)	Tax adjustments for the nine months ended Septemebr 30, 2021 and 2020, based on the effective tax rates.
(e)
In calculating adjusted diluted (Non-GAAP) EPS for the three and nine months ended September 30, 2021 and 2020, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended Septemebr 30,		Nine months ended September 30,
U.S. dollars in thousands	2021	2020	2021	2020
	(Unaudited)		(Unaudited)

USA	$79,065	$52,097	$227,740	$153,878
Canada	22,479	19,174	62,204	52,167
Latin America	1,485	124	3,084	762
America's	103,029	71,395	293,028	206,807

Australia	29,215	27,746	87,984	73,634
Asia	7,232	2,881	22,379	7,444
APAC	36,447	30,627	110,363	81,078

EMEA	14,106	11,422	42,676	30,793

Israel	9,759	10,478	26,768	30,838

Total Revenues	$163,341	$123,922	$472,835	$349,516

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region - Supplemental data

	Three months ended
U.S. dollars in thousands	9/30/2021	6/30/2021	3/31/2021	12/31/2020	9/30/2020	6/30/2020	3/31/2020	12/31/2019	9/30/2019	6/30/2019
	(Unaudited)

USA	$79,065	$77,844	$70,831	$53,618	$52,097	$41,726	$60,055	$64,659	$64,805	$64,590
Canada	22,479	21,946	17,779	20,325	19,174	14,435	18,558	20,575	21,881	23,341
Latin America	1,485	741	858	1,387	124	132	506	735	1,434	1,351
America's	103,029	100,531	89,468	75,330	71,395	56,293	79,119	85,969	88,120	89,282

Australia	29,215	31,597	27,172	29,953	27,746	23,534	22,354	26,000	28,642	28,294
Asia	7,232	7,370	7,777	7,122	2,881	1,732	2,831	3,932	3,675	3,311
APAC	36,447	38,967	34,949	37,075	30,627	25,266	25,185	29,932	32,317	31,605

EMEA	14,106	15,852	12,718	14,408	11,422	8,031	11,340	9,464	11,719	11,418

Israel	9,759	8,112	8,897	10,083	10,478	9,447	10,913	8,502	10,683	8,766

Total Revenues	$163,341	$163,462	$146,032	$136,896	$123,922	$99,037	$126,557	$133,867	$142,839	$141,071

	YoY % change
	9/30/2021	6/30/2021	3/31/2021	12/31/2020	9/30/2020	6/30/2020
	(Unaudited)

USA	51.8%	86.6%	17.9%	(17.1)%	(19.6)%	(35.4)%
Canada	17.2%	52.0%	(4.2)%	(1.2)%	(12.4)%	(38.2)%
Latin America	1097.6%	461.4%	69.6%	88.8%	(91.4)%	(90.2)%
America's	44.3%	78.6%	13.1%	(12.4)%	(19.0)%	(36.9)%

Australia	5.3%	34.3%	21.6%	15.2%	(3.1)%	(16.8)%
Asia	151.0%	325.5%	174.7%	81.1%	(21.6)%	(47.7)%
APAC	19.0%	54.2%	38.8%	23.9%	(5.2)%	(20.1)%

EMEA	23.5%	97.4%	12.2%	52.2%	(2.5)%	(29.7)%

Israel	(6.9)%	(14.1)%	(18.5)%	18.6%	(1.9)%	7.8%

Total Revenues	31.8%	65.1%	15.4%	2.3%	(13.2)%	(29.8)%

	YoY % change CCB
	9/30/2021	6/30/2021	3/31/2021	12/31/2020	9/30/2020
	(Unaudited)

USA	51.8%	86.6%	17.9%	(17.1)%	(19.6)%
Canada	11.0%	35.1%	(9.6)%	(2.4)%	(11.7)%
Latin America	1097.3%	460.5%	69.8%	88.7%	(91.3)%
America's	42.6%	74.2%	11.8%	(12.7)%	(18.8)%

Australia	2.5%	14.6%	2.8%	7.9%	(7.1)%
Asia	148.9%	312.8%	169.5%	80.7%	(21.2)%
APAC	16.3%	35.1%	21.5%	17.5%	(8.7)%

EMEA	18.2%	77.6%	3.3%	45.8%	(5.9)%

Israel	(12.2)%	(20.5)%	(24.6)%	9.4%	(4.5)%

Total Revenues	29.2%	55.5%	9.8%	(0.4)%	(14.4)%

(*) Change in revenues at constant currency is calculated so that revenues can be viewed without the impact of fluctuations s in foreign currency exchange rates, thereby facilitating period-to-period comparisons of business performance. Change in revenues adjusted for currency are calculated by translating current period activity in local currency using the comparable prior-year period’s currency conversion rate. Exchange rates used, are the representative exchange rate published by the Bank of Israel for the relevant periods.